CUSIP No. 150926103       SCHEDULE 13D                  Page 1 of 7

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                            13d-2(a)

                       (Amendment No. 1)*

                         CELERITEK, INC.
                        ----------------
                        (Name of Issuer)

                          Common Stock
                          -------------
                 (Title of Class of Securities)

                            150926103
                           ----------
                         (CUSIP Number)

                         Mark D. Whatley
        Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
                        ----------------

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 11, 2003
                        ----------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(c), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Exhibit Index on Page 7

CUSIP No. 150926103        SCHEDULE 13D                       Page 2 of 7

 1    Name of Reporting Person           BRICOLEUR CAPITAL MANAGEMENT LLC

      IRS Identification No. of Above Person                     13-40036

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [X]
 3    SEC USE ONLY

 4    Source of Funds                                                  OO

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                         [ ]

 6    Citizenship or Place of Organization         Delaware, United States

                    7    Sole Voting Power                             -0-
  NUMBER OF
    SHARES	    8    Shared Voting Power                       537,083
 BENEFICIALLY
OWNED BY EACH	    9    Sole Dispositive Power                        -0-
  REPORTING
 PERSON WITH       10    Shared Dispositive Power                  537,083

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person							   537,083

 12    Check Box if the Aggregate Amount in Row 11 Excludes Certain
       Shares                                                         [X]

 13    Percent of Class Represented by Amount in Row 11              4.4%

 14    Type of Reporting Person                                        IA


CUSIP No. 150926103        SCHEDULE 13D                       Page 3 of 7

Item 1.  Security and Issuer.

Common Stock of Celeritek, Inc. ("Celeritek")
3236 Scott Blvd.
Santa Clara, CA 95054

CUSIP No. 150926103

Item 2.   Identity and Background.

2(a).     Bricoleur Capital Management LLC, a limited liability company organized under the laws of the state of Delaware ("Bricoleur" or the "Reporting Person")

2(b) 12230 El Camino Real, Suite 100
     San Diego, CA  92130

2(c) Bricoleur is an investment adviser registered with the California Department of Corporations. It acts as the general partner of and investment adviser to certain investment limited partnerships and as the investment adviser to certain other investment funds and client accounts. It exercises exclusive voting and dispositive discretion with respect to all such partnerships, funds and accounts.

2(d) None

2(e) None

Item 3.   Source and Amount of Funds or Other Consideration.

Inapplicable. This schedule 13D is not being filed as a result of any acquisition of shares. See item 4 below.

Item 4.   Purpose of Transaction.

This Schedule 13D relates to Bricoleur's agreement to participate in a Celeritek Shareholder Protective Committee (the "Committee"), comprised of Lloyd Miller, Kevin Douglas, B. Riley and Co., Inc., B. Riley and Co. Holdings, LLC and Bricoleur. Bricoleur agreed to participate in the Committee to explore ways of encouraging Celeritek's Board of Directors to
(i) improve Celeritek's corporate governance, (ii) remove Celeritek's poison pill and (iii) be open to purchase offers for Celeritek. Among other things, Bricoleur is willing to participate in consideration by the Committee of the following potential actions:

     1. calling a special shareholder meeting to remove the present members of the Board of Directors and replace them with directors who will be more open to corporate governance concerns of shareholders or, alternatively, nominating one or more candidates in opposition to the Board-of-Director-nominated candidates at Celeritek's 2003 annual meeting;

     2. proposing to the shareholders for consideration at Celeritek's 2003 annual meeting, or endorsing or supporting proposals submitted by others, as follows: (1) a recommendation that the Board of Directors repeal the poison pill; (2) an amendment to Celeritek's Bylaws to require that the chairman of the Board of Directors be an independent outside director; and
(3) demanding that Celeritek refrain from making long-term, zero-interest loans to officers and employees.

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CUSIP No. 150926103        SCHEDULE 13D                       Page 4 of 7

A proposal was submitted on behalf of Bricoleur on February 27,2003, for inclusion in Celeritek's Annual Meeting Proxy Statement, requesting that the Board of Directors redeem Celeritek's "poison pill." A copy of that proposal is attached to this filing as Exhibit A. Bricoleur has been advised that a proposal was submitted on behalf of Lloyd Miller on February 27, 2003, for inclusion in Celeritek's Annual Meeting Proxy Statement, to amend Celeritek's Bylaws to, among other things, require that the chairman of the Board of Directors be an outside director. A copy of that proposal is attached to this filing as Exhibit B.

On March 11, 2003, the members of the Committee agreed to call a special meeting of Celeritek's stockholders to remove the current members of Celeritek's Board of Directors and replace them with the following individuals: Kevin Douglas; Kenneth Potashner; Milton Borkowski; Bryant Riley; and Lloyd Miller. Bricoleur is advised that on March 12, 2003, a demand for calling a special meeting of stockholders was delivered to Celeritek. Bricoleur is further advised that on March 19, 2003, a second demand was delivered to Celeritek with certain changes to address technical objections of Celeritek's management to the validity of the first demand.

Depending on overall market conditions, other investment opportunities, and the availability of shares of Celeritek's stock at desirable prices, Bricoleur may acquire additional shares of Celeritek stock in open market or private transactions on such terms and at such times as it deems appropriate.

Bricoleur may, from time to time, evaluate various activities with respect to Celeritek in addition to or instead of those described above, including some that may be intended to influence the activities of Celeritek or its Board of Directors. Bricoleur may, on its own, acting together with members of the Committee, and/or acting together with one or more other persons, take action with respect to Celeritek, including, without limitation, engaging in discussions with management and the Board of Directors, communicating with other shareholders, seeking alternative board representation, making proposals to Celeritek concerning that company's capitalization and operations, buying additional shares of Celeritek stock or selling some or all of the shares of Celeritek stock on behalf of the partnerships and accounts over which it exercises discretion. Bricoleur may change its intention with respect to any or all of the matters referred to in this filing.

Item 5.   Interest in Securities of the Issuer.

5(a) and 5(b)

Investment partnerships and other investment advisory clients of Bricoleur collectively own 537,083 shares of Celeritek stock which includes an option to acquire 12,400 shares of common stock. Because Bricoleur has sole voting investment power over the holdings in each of those accounts, Bricoleur may be deemed to have beneficial ownership of all of those shares, representing approximately 4.4% of the outstanding Celeritek stock.

Bricoleur has been advised that, when combined with this beneficial ownership, the aggregate beneficial ownership of Celeritek common stock by all participants in the Committee, comprises 10.26% of Celeritek's outstanding stock. Bricoleur has been advised that that ownership is as follows: (a) 143,092 shares held beneficially by B. Riley & Co. Inc. and
B. Riley & Co. Holdings, LLC; (b) 353,400 shares held by Kevin Douglas; and
(c) 232,100 shares held by Lloyd Miller. In its original filing, Bricoleur incorrectly indicated that SACC Partners, L.P. and Riley Investment Management LLC were members of the Committee.


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CUSIP No. 150926103        SCHEDULE 13D                       Page 5 of 7

Bricoleur disclaims membership in a "group" within the meaning of Section 13
(d)(4) of the Securities Exchange Act of 1934 (the"Exchange Act") or rule 13d-5(b)(1) of the Exchange Act with any member or participant in the Committee or any other person and further disclaims, on its own behalf and on behalf of each investment partnership or investment advisory client for whose account it exercises discretion, beneficial ownership of any shares of Celeritek common stock owned by any other participant in the Committee. Neither Bricoleur nor any investment partnership or investment advisory client for which Bricoleur exercises discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any participant in of the Committee. No investment partnership or investment advisory client for which Bricoleur exercises investment discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any other such investment fund or client. Because of the foregoing disclaimers, Bricoleur does not believe this filing is required by the Exchange Act or rules thereunder, but is making this filing as a precautionary measure,without conceding Bricoleur's or any of its investment advisory clients' membership in a "group."

5(c) During the past 60 days, Bricoleur did not effect any transactions in Celeritek's securities.

5(d) Bricoleur has been granted the authority to dispose of and vote the securities reflected in Items 7-11 of page two of this Schedule 13d
(the "Securities") in its capacity as general partner and investment manager for certain investment limited partnerships and as investment adviser to certain other investment funds and client accounts. Such partnerships, funds and persons or entities that own such accounts have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities held by such partnerships, funds or in such accounts.

5(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bricoleur is a party to an agreement of limited partnership governing each of the investment limited partnerships as to which it exercises discretion. Each of those agreements grants Bricoleur the authority to, among other things, invest the funds of the respective partnership in Celeritek stock, to vote that stock and to dispose of that stock. Bricoleur is a party to investment management agreements with each of its other investment advisory accounts that hold Celeritek stock pursuant to which Bricoleur has similar authority with respect to that stock.

Bricoleur agreed to participate in the Committee after receiving a letter of invitation in the form attached as Exhibit C to this filing.

Pursuant to a letter agreement dated March 11, 2003, Bricoleur agreed with the other members of the Committee to the calling of a special meeting of Celeritek's stockholders for the purpose of removing the current members of Celeritek's Board of Directors and replacing them with Kevin Douglas, Kenneth Potashner, Milton Borkowski, Bryant Riley and Lloyd Miller.
A copy of the letter agreement is attached as Exhibit D to this filing. Copies of the first and second demands for the calling of a special meeting of shareholders are attached as Exhibit E.

CUSIP No. 150926103        SCHEDULE 13D                       Page 6 of 7

Item 7.   Material to Be Filed as Exhibits.

Exhibit A.     Proposal for inclusion in the Annual Meeting Proxy Statement of Celeritek relating to redemption of Rights provided in the Preferred Shares Rights Agreement dated March 25, 1999.

Exhibit B.     Proposal for inclusion in the Annual Meeting Proxy Statement of Celeritek relating to Bylaw amendments requiring the chairman of the Board of Directors to be an outside director and other matters.

Exhibit C.     Form of Letter to Shareholders of Celeritek Inviting Them
to Join the Shareholder Committee.

Exhibit D.     Agreement of Bricoleur regarding the calling of a special
meeting of Celeritek's stockholders and the replacement of Celeritek's Board of Directors.

Exhibit E.     First and second demands for the calling of a special
meeting of stockholders.

                           Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BRICOLEUR CAPITAL MANAGEMENT LLC



                           By:/s/Robert Poole

                           -------------------------------------
                           -
                              Robert Poole, Management Committee
Member



DATED:  March 21, 2003

CUSIP No. 150926103        SCHEDULE 13D                       Page 7 of 7

                          EXHIBIT INDEX

        Exhibit A.    Proposal for inclusion in the Annual Meeting
        Proxy Statement of Celeritek relating to redemption of Rights provided in the Preferred Shares Rights Agreement dated March 25, 1999

        Exhibit B.    Proposal for inclusion in the Annual Meeting
        Proxy Statement of Celeritek relating to Bylaw amendments requiring the Chairman of the Board of Directors to be an outside director and other matters

        Exhibit C	Form of Letter to Shareholders of Celeritek
        Inviting Them to Join the Shareholder Committee

        Exhibit D	Agreement of Bricoleur regarding the calling
        of a special meeting of Celeritek's stockholders and the replacement of Celeritek's Board of Directors

        Exhibit E	First and second demands for the calling of a
        special meeting of stockholders